Golden Chief Resources, Inc.
                            896 N. Mill Street, #203
                             Lewisville, Texas 75057
                                  972 219-8585
January 8, 2007



United States Securities and Exchange Commission
Attn: Jennifer Goeken, Staff Accountant
Washington, D.C. 20549

Re:  Golden Chief Resources, Inc.
     Form 8-K dated August 10, 2006
     Filed August 10, 2006
     File No. 000-12809


Dear Ms. Goeken,

We have reviewed your comment letter dated January 5, 2007 and ask that you see our responses included herewith.

Form 8-K dated August 1, 2006
-----------------------------

General
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     1.   SEC Comment: As previously requested, please amend your filing to include the required letter from your former auditor.

          Golden Chief Response:

          We have contacted the former auditor numerous times and they have repeatedly refused to provide the required letter.

     2. SEC Comment: Item 304(a)(1)(ii) of Regulation S-B requires a statement about whether or not the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please amend your disclosure as appropriate to make reference to the going concern paragraph issued by your accountants in their report dated January 12, 2006.

          Golden Chief Response:

          Included on attached amended Form 8-K.

Additionally,

     o Golden Chief acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing;

     o Golden Chief acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Golden Chief acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above addresses the questions raised in the letter of comment, but if you have further questions please let us know.


Golden Chief Resources, Inc.


Sincerely,



/S/ M. H. McIlvain
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M. H. McIlvain
Executive Vice President